UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
FROM APRIL 1, 2015 TO SEPTEMBER 30, 2015
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015

FROM APRIL 1, 2015 TO SEPTEMBER 30, 2015

CONSOLIDATED

Released on October 21, 2015

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): November 13, 2015

Date of Commencement of Dividend Payment (Plan): November 30, 2015

1. Selected Consolidated Financial Performance Information for the Six Months Ended

September 30, 2015 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Six months ended September 30
	2015	2014
Net sales	¥587,352	¥489,511
Ratio of change from the same period of previous fiscal year	20.0%	13.9%
Operating income	61,850	51,923
Ratio of change from the same period of previous fiscal year	19.1%	32.0%
Income before income taxes	63,409	51,538
Ratio of change from the same period of previous fiscal year	23.0%	34.1%
Net income attributable to Nidec Corporation	47,622	36,713
Ratio of change from the same period of previous fiscal year	29.7%	35.5%
Net income attributable to Nidec Corporation per share-basic	¥160.75	¥133.11
Net income attributable to Nidec Corporation per share-diluted	¥159.57	¥124.85

Note:

Comprehensive income attributable to Nidec Corporation:

¥30,522 million of comprehensive income attributable to Nidec Corporation for the six months ended September 30, 2015 (55.8 % decrease compared to the six months ended September 30, 2014)

¥69,007 million of comprehensive income attributable to Nidec Corporation for the six months ended September 30, 2014 (51.4% increase compared to the six months ended September 30, 2013)

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	September 30, 2015	March 31, 2015
Total assets	¥1,421,653	¥1,357,340
Total equity	793,175	753,099
Nidec Corporation shareholders’ equity	785,116	744,972
Nidec Corporation shareholders’ equity to total assets	55.2%	54.9%
Nidec Corporation shareholders’ equity per share	¥2,633.45	¥2,533.07

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2016 (target)	Year ended March 31, 2015 (actual)
Interim dividend per share	¥40.00	¥30.00
Year-end dividend per share	40.00	40.00
Annual dividend per share	¥80.00	¥70.00

Note:

Revision of previously announced dividend targets during this reporting period: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2016)

	Yen in millions (except for per share amounts)	Inc./Dec. ratio of change from the previous fiscal year
Net sales	¥1,150,000	11.8%
Operating income	130,000	17.2%
Income before income taxes	126,000	17.7%
Net income attributable to Nidec Corporation	90,000	18.4%
Net income attributable to Nidec Corporation per share-basic	¥302.84

Note:

Revision of the previously announced financial performance forecast during this reporting period: None

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 16 for detailed information.)

(3) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 16 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)

1. Number of shares issued at the end of each period (including treasury stock):

298,142,234 shares at September 30, 2015

294,108,416 shares at March 31, 2015

2. Number of treasury stock at the end of each period:

9,811 shares at September 30, 2015

9,636 shares at March 31, 2015

3. Weighted-average number of shares issued at the beginning and end of each period:

296,249,477 shares for the six months ended September 30, 2015

275,802,255 shares for the six months ended September 30, 2014

Note:

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect the valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014, as well as the acquisitions of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (Currently, Nidec GPM GmbH) in the fiscal year ended March 31, 2015. Nidec completed its valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation during the three months ended December 31, 2014 and of Nidec GPM GmbH during the three months ended September 30, 2015.

Investor presentation materials relating to our financial results for the six months ended September 30, 2015 are expected to be published on our corporate website on October 22, 2015.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for Six months Ended September 30, 2015

Regarding the global economy during the six months ended September 30, 2015, uncertainty regarding China could not be fully eradicated in spite of various monetary policy and economic stimulus measures, and some concerns regarding the recovery trend in Japanese corporate earnings began to arise due to the effects of the Chinese economy on the Japanese economy. The United States, which continued its steady economic growth, continued to contemplate the timing of an increase in interest rates while considering the slowdown in employment growth and the negative effects that such increase may have on the global economy. While some signs of an economic recovery were observed in Europe, uncertainty lingered over some of its regions. As a result, the global economy as a whole showed only a mild recovery.

Under such a business environment, we continued to pursue our sales and profit growth strategies with a view to achieve our target for the fiscal year ending March 31, 2021 of consolidated net sales of ¥2 trillion based on our mid-term strategic goal “Vision 2020,” and we achieved in the six months ended September 30, 2015 the highest first half consolidated net sales, operating income, income before income taxes and net income in our history. In addition, regarding the three months ended September 30, 2015, we achieved increases in consolidated net sales for the seventh consecutive quarter, exceeding ¥300 billion for the first time. We also achieved increases in operating income for the tenth consecutive quarter and achieved the highest quarterly operating income in our history.

2. Consolidated Operating Results

Consolidated Operating Results for the Six Months Ended September 30, 2015 (“this six-month period”), Compared to the Six Months Ended September 30, 2014 (“the same period of the prior year”)

			Yen in millions
	Six months ended September 30, 2015	Six months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales	587,352	489,511	97,841	20.0%
Operating income	61,850	51,923	9,927	19.1%
Operating income ratio	10.5%	10.6%	-	-
Income before income taxes	63,409	51,538	11,871	23.0%
Net income attributable to Nidec Corporation	47,622	36,713	10,909	29.7%

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Consolidated net sales increased 20.0% to ¥587,352 million for this six-month period compared to the same period of the prior year, recording the highest net sales for any first half-year period in our history. Operating income increased 19.1% to ¥61,850 million for this six-month period compared to the same period of the prior year, recording the highest operating income for any first half-year period in our history. In all of our five product categories, operating income increased compared to the same period of the prior year. The average exchange rate between the Japanese yen and the U.S. dollar for this six-month period was ¥121.80 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 18% compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this six-month period was ¥135.07 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 3% compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥61,300 million and our operating income of approximately ¥8,400 million for this six-month period compared to the same period of the prior year.

Income before income taxes increased 23.0% to ¥63,409 million for this six-month period compared to the same period of the prior year, and net income attributable to Nidec Corporation increased 29.7% to ¥47,622 million for this six-month period compared to the same period of the prior year, recording the highest income before income taxes and net income attributable to Nidec Corporation for any first half-year period in our history.

Operating Results by Product Category for This Six-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Six months ended September 30, 2015	Six months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	222,513	190,308	32,205	16.9%
Hard disk drives spindle motors	106,806	93,433	13,373	14.3%
Other small precision motors	115,707	96,875	18,832	19.4%
Operating income of small precision motors	35,782	30,653	5,129	16.7%
Operating income ratio	16.1%	16.1%	-	-

Net sales of small precision motors increased 16.9% to ¥222,513 million for this six-month period compared to the same period of the prior year. The decrease in sales for spindle motors for hard disk drives (HDDs) resulting from the decrease in the number of units sold, excluding the effect of the foreign currency fluctuation, was more than offset by the increase in sales of other small precision motors. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of small precision motors of approximately ¥30,300 million for this six-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this six-month period increased 14.3% to ¥106,806 million compared to the same period of the prior year, although the number of units sold of spindle motors for HDDs decreased approximately 6% compared to the same period of the prior year.

Net sales of other small precision motors for this six-month period increased 19.4% to ¥115,707 million compared to the same period of the prior year. This increase was mainly due to increases in sales of fan motors and other small motors.

Operating income of small precision motors increased 16.7% to ¥35,782 million for this six-month period compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on operating income of small precision motors of approximately ¥8,000 million for this six-month period compared to the same period of the prior year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Six months ended September 30, 2015	Six months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	276,185	218,378	57,807	26.5%
Appliance, commercial and industrial products	140,029	125,322	14,707	11.7%
Automotive products	136,156	93,056	43,100	46.3%
Operating income of automotive, appliance, commercial and industrial products	21,405	17,224	4,181	24.3%
Operating income ratio	7.8%	7.9%	-	-

Note: Starting from the three months ended December 31, 2014, basic research and development expenses that were previously included in “Automotive, appliance, commercial and industrial products” category have been reclassified to “Eliminations/ Corporate” category. Accordingly, previous period amounts have been retrospectively adjusted.

Net sales of automotive, appliance, commercial and industrial products increased 26.5% to ¥276,185 million for this six-month period compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of automotive, appliance, commercial and industrial products of approximately ¥23,400 million for this six-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this six-month period increased 11.7% compared to the same period of the prior year. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this six-month period increased 46.3% compared to the same period of the prior year. This increase was primarily due to the contribution of Nidec GPM GmbH which was newly consolidated in February, 2015 and the positive effect of the foreign currency exchange rate fluctuations, in addition to the increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems (ADAS) at Nidec Elesys Corporation.

Operating income of automotive, appliance, commercial and industrial products increased 24.3% to ¥21,405 million for this six-month period compared to the same period of the prior year mainly due to the increase in sales and our efforts to reduce cost of products sold.

Machinery-

			Yen in millions
	Six months ended September 30, 2015	Six months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	53,582	45,022	8,560	19.0%
Operating income of machinery	8,170	6,626	1,544	23.3%
Operating income ratio	15.2%	14.7%	-	-

Net sales of machinery increased 19.0% to ¥53,582 million for this six-month period compared to the same period of the prior year mainly due to increases in sales of LCD panel handling robots at Nidec Sankyo Corporation.

Operating income of machinery increased 23.3% to ¥8,170 million for this six-month period compared to the same period of the prior year mainly due to the sales increase.

Electronic and optical components-

			Yen in millions
	Six months ended September 30, 2015	Six months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	32,528	32,499	29	0.1%
Operating income of electronic and optical components	3,617	2,355	1,262	53.6%
Operating income ratio	11.1%	7.2%	-	-

Net sales of electronic and optical components slightly increased to ¥32,528 million for this six-month period compared to the same period of the prior year.

Operating income of electronic and optical components increased 53.6% to ¥3,617 million for this six-month period mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of products sold and lower fixed costs.

Other products-

			Yen in millions
	Six months ended September 30, 2015	Six months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	2,544	3,304	(760)	(23.0)%
Operating income of other products	480	302	178	58.9%
Operating income ratio	18.9%	9.1%	-	-

Net sales of other products decreased 23.0% to ¥2,544 million, and operating income of other products increased 58.9% to ¥480 million, for this six-month period compared to the same period of the previous year.

Consolidated Operating Results for the Three Months Ended September 30, 2015 (“this 2Q”), Compared to the Three Months Ended June 30, 2015 (“this 1Q”)

			Yen in millions
	Three months ended September 30, 2015	Three months ended June 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales	302,311	285,041	17,270	6.1%
Operating income	31,105	30,745	360	1.2%
Operating income ratio	10.3%	10.8%	-	-
Income before income taxes	31,054	32,355	(1,301)	(4.0)%
Net income attributable to Nidec Corporation	23,827	23,795	32	0.1%

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Consolidated net sales increased 6.1% to ¥302,311 million for this 2Q compared to this 1Q, recording the highest three-month net sales in our history for the seventh consecutive quarter. Operating income increased for the tenth consecutive quarter to ¥31,105 million for this 2Q, up by 1.2% compared to this 1Q, recording the highest three-month operating income in our history for the fourth consecutive quarter. The average exchange rate between the Japanese yen and the U.S. dollar for this 2Q was ¥122.23 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 1% compared to this 1Q. The average exchange rate between the Japanese yen and the Euro for this 2Q was ¥135.98 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of approximately 1% compared to this 1Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥1,000 million as well as on our operating income of approximately ¥400 million for this 2Q compared to this 1Q.

Income before income taxes decreased 4.0% to ¥31,054 million for this 2Q compared to this 1Q. Net income attributable to Nidec Corporation increased 0.1% to ¥23,827 million for this 2Q compared to this 1Q, recording the highest three-month net income attributable to Nidec Corporation in our history.

Operating Results by Product Category for This 2Q Compared to This 1Q

Small precision motors-

			Yen in millions
	Three months ended September 30, 2015	Three months ended June 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	118,455	104,058	14,397	13.8%
Hard disk drives spindle motors	56,866	49,940	6,926	13.9%
Other small precision motors	61,589	54,118	7,471	13.8%
Operating income of small precision motors	18,094	17,688	406	2.3%
Operating income ratio	15.3%	17.0%	-	-

Net sales of small precision motors increased 13.8% to ¥118,455 million for this 2Q compared to this 1Q. The fluctuations of the foreign currency exchange rates had a positive impact of approximately ¥400 million on the net sales of small precision motors for this 2Q compared to this 1Q.

Net sales of spindle motors for HDDs for this 2Q increased 13.9% to ¥56,866 million, compared to this 1Q. The number of units sold of spindle motors for HDDs for this 2Q increased approximately 14% compared to this 1Q.

Net sales of other small precision motors for this 2Q increased 13.8% to ¥61,589 million compared to this 1Q. This increase was mainly due to increases in sales of brushless motors, fan motors and other small motors.

Operating income of small precision motors increased 2.3% to ¥18,094 million for this 2Q compared to this 1Q. The fluctuations of the foreign currency exchange rates had a positive effect on operating income of small precision motors of ¥300 million for this 2Q compared to this 1Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended September 30, 2015	Three months ended June 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	138,868	137,317	1,551	1.1%
Appliance, commercial and industrial products	68,729	71,300	(2,571)	(3.6)%
Automotive products	70,139	66,017	4,122	6.2%
Operating income of automotive, appliance, commercial and industrial products	10,641	10,764	(123)	(1.1)%
Operating income ratio	(7.7%)	(7.8%)	-	-

Net sales of automotive, appliance, commercial and industrial products increased 1.1% to ¥138,868 million for this 2Q compared to this 1Q.

Net sales of appliance, commercial and industrial products for this 2Q decreased 3.6% compared to this 1Q. This decrease was mainly due to the slowdown in China and seasonality effects.

Net sales of automotive products for this 2Q increased 6.2% compared to this 1Q. This increase was mainly due to the increase in sales for products relating to ADAS at Nidec Elesys Corporation as well as the positive effect of the foreign currency exchange rate fluctuations.

Operating income of automotive, appliance, commercial and industrial products decreased 1.1% to ¥10,641 million for this 2Q compared to this 1Q mainly due to the increase in market development costs.

Machinery-

			Yen in millions
	Three months ended September 30, 2015	Three months ended June 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of machinery	26,930	26,652	278	1.0%
Operating income of machinery	4,111	4,059	52	1.3%
Operating income ratio	15.3%	15.2%	-	-

Net sales of machinery increased 1.0% to ¥26,930 million for this 2Q compared to this 1Q mainly due to increases in sales of LCD panel handling robots at Nidec Sankyo Corporation.

Operating income of machinery increased 1.3% to ¥4,111 million for this 2Q compared to this 1Q mainly due to the increase in sales.

Electronic and optical components-

			Yen in millions
	Three months ended September 30, 2015	Three months ended June 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	16,705	15,823	882	5.6%
Operating income of electronic and optical components	2,005	1,612	393	24.4%
Operating income ratio	12.0%	10.2%	-	-

Net sales of electronic and optical components increased 5.6% to ¥16,705 million for this 2Q compared to this 1Q.

Operating income of electronic and optical components increased 24.4% to ¥2,005 million for this 2Q. This mainly reflected an improvement in product mix.

Other products-

			Yen in millions
	Three months ended September 30, 2015	Three months ended June 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,353	1,191	162	13.6%
Operating income of other products	284	196	88	44.9%
Operating income ratio	21.0%	16.5%	-	-

Net sales of other products increased 13.6% to ¥1,353 million and operating income of other products increased 44.9% to ¥284 million for this 2Q compared to this 1Q.

(2) Financial Position

	As of September 30, 2015	As of March 31, 2015	Increase or decrease
Total assets (million)	¥1,421,653	¥1,357,340	¥64,313
Total liabilities (million)	628,478	604,241	24,237
Nidec Corporation shareholders’ equity (million)	785,116	744,972	40,144
Interest-bearing debt (million) *1	288,140	282,498	5,642
Net interest-bearing debt (million) *2	1,534	12,596	(11,062)
Debt ratio (%) *3	20.3	20.8	(0.5)
Debt to equity ratio (“D/E ratio”) (times) *4	0.37	0.38	(0.01)
Net D/E ratio (times) *5	0.00	0.02	(0.02)
Nidec Corporation shareholders’ equity to total assets (%)	55.2	54.9	0.3

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” (including convertible bonds) in our consolidated balance sheet

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥64,300 million to ¥1,421,653 million as of September 30, 2015 compared to March 31, 2015. This increase was mainly due to an increase of approximately ¥18,800 million in property, plant and equipment, an increase of approximately ¥16,700 million in cash and cash equivalents, an increase of approximately ¥13,000 million in inventories and an increase of approximately ¥11,300 million in trade accounts receivable.

Total liabilities increased approximately ¥24,200 million to ¥628,478 million as of September 30, 2015 compared to March 31, 2015. This increase was mainly due to an increase of approximately ¥8,200 million in trade notes and accounts payable and an increase of approximately ¥5,600 million in interest-bearing debt. Specifically, our short-term borrowings increased approximately ¥39,400 million to approximately ¥91,800 million as of September 30, 2015 compared to March 31, 2015, our current portion of long-term debt decreased approximately ¥32,800 million to approximately ¥12,700 million as of September 30, 2015 compared to March 31, 2015, and our long-term debt decreased approximately ¥1,000 million to approximately ¥183,600 million as of September 30, 2015 compared to March 31, 2015.

As a result, our net interest-bearing debt decreased approximately ¥11,100 million to approximately ¥1,500 million as of September 30, 2015 compared to March 31, 2015. Our debt ratio decreased to 20.3% as of September 30, 2015 from 20.8% as of March 31, 2015. Our D/E ratio was 0.37 as of September 30, 2015 compared to 0.38 as of March 31, 2015. Our net D/E ratio was 0.00 as of September 30, 2015 compared to 0.02 as of March 31, 2015.

Nidec Corporation shareholders’ equity increased approximately ¥40,100 million to ¥785,116 million as of September 30, 2015 compared to March 31, 2015. Nidec Corporation shareholders’ equity to total assets increased to 55.2% as of September 30, 2015 from 54.9% as of March 31, 2015. This increase was mainly due to an increase in retained earnings of approximately ¥35,900 million as of September 30, 2015 compared to March 31, 2015.

Overview of Cash Flow-

	(Yen in millions)
	For the six months ended September 30		Increase or decrease
	2015	2014
Net cash provided by operating activities	69,620	41,552	28,068
Net cash used in investing activities	(59,238)	(23,131)	(36,107)
Free cash flow *1	10,382	18,421	(8,039)
Net cash provided by (used in) financing activities	13,474	(3,487)	16,961

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the six months ended September 30, 2015 (“this six-month period”) were a net cash inflow of ¥69,620 million. Compared to the six months ended September 30, 2014 (“the same period of the previous year”), our cash inflow from operating activities for this six-month period increased approximately ¥28,100 million. This increase was mainly due to an increase of approximately ¥9,800 million in consolidated net income and an increase of approximately ¥9,700 million of net changes in operating assets and liabilities which consisted of a decrease of approximately ¥4,600 million in operating assets and an increase of approximately ¥5,100 million in operating liabilities.

Cash flows from investing activities for this six-month period were a net cash outflow of ¥59,238 million. Compared to the same period of the previous year, our net cash outflow from investing activities for this six-month period increased approximately ¥36,100 million mainly due to an increase in additional purchases of property, plant and equipment of approximately ¥23,300 million and an increase in acquisitions of businesses, net of cash acquired, of approximately ¥9,700 million.

As a result, we had a positive free cash flow of ¥10,382 million for this six-month period compared to ¥18,421 million for the same period of the previous year.

Cash flows from financing activities for this six-month period were a net cash inflow of ¥13,474 million. Compared to the same period of the previous year, our net cash inflow from financing activities for this six-month period increased approximately ¥17,000 million. This increase was mainly due to an increase of net changes in short-term borrowings of approximately ¥15,200 million and a decrease of repayment of long-term debt of approximately ¥5,500 million, which was partially offset by an increase in dividends paid to shareholders of Nidec Corporation of approximately ¥4,200 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of September 30, 2015 was ¥286,606 million, an increase of approximately ¥16,700 million from March 31, 2015.

(3) Business Forecasts for the Fiscal Year ending March 31, 2016

Regarding global economic trends, we expect that, while an economic recovery mainly in the United States is anticipated, uncertainties relating to the impact of a rise in U.S. interest rates on developing economies, the slowdown in Chinese economic growth and the uncertainty of the European economy will continue to require close monitoring.

Our business forecasts for the fiscal year ending March 31, 2016 remain unchanged as of the date of this report from those which were announced on April 22, 2015.

Forecast of consolidated results for the fiscal year ending March 31, 2016

Net sales	¥1,150,000 million	(Up 11.8% from the previous fiscal year)
Operating income	¥130,000 million	(Up 17.2% from the previous fiscal year)
Income before income taxes	¥126,000 million	(Up 17.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥90,000 million	(Up 18.4% from the previous fiscal year)

Notes:

1. The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥115 and €1 = ¥125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

2. Pursuant to ASC 805 “Business Combinations,” the growth rates are calculated based on retrospectively adjusted previous period amounts.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Accounting method relating to corporate income taxes)

Corporate income taxes are recognized for the quarterly reporting period based on a worldwide estimated annual effective tax rate.

(3) Changes in accounting method in this period

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205 “Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies, (ii) the Nidec Group’s ability to expand its business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) alleged or actual product defects and malfunctions of any end-product in which our products are incorporated, (v) the effectiveness of measures designed to reduce costs and improve profitability, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies, product lines and marketing and sales networks, (vii) the Nidec Group’s ability to match production and inventory levels with actual demand, (viii) natural and human-caused disasters and other incidents, (ix) the ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels, (x) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated and (xi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	September 30, 2015		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥286,606		¥269,902		¥16,704
Trade notes receivable	19,226		15,221		4,005
Trade accounts receivable	233,661		222,396		11,265
Inventories:
Finished goods	82,028		75,398		6,630
Raw materials	56,254		51,182		5,072
Work in process	40,816		39,187		1,629
Supplies and other	4,770		5,107		(337)
Other current assets	49,869		50,622		(753)
Total current assets	773,230	54.4	729,015	53.7	44,215

Investments and advances:
Marketable securities and other securities investments	18,003		21,516		(3,513)
Investments in and advances to affiliated companies	1,937		2,167		(230)
Total investments and advances	19,940	1.4	23,683	1.8	(3,743)

Property, plant and equipment:
Land	47,908		47,427		481
Buildings	193,455		189,742		3,713
Machinery and equipment	446,923		430,019		16,904
Construction in progress	40,863		33,831		7,032
Sub-total	729,149	51.3	701,019	51.6	28,130
Less - Accumulated depreciation	(368,263)	(25.9)	(358,897)	(26.4)	(9,366)
Total property, plant and equipment	360,886	25.4	342,122	25.2	18,764
Goodwill	169,479	11.9	162,959	12.0	6,520
Other non-current assets	98,118	6.9	99,561	7.3	(1,443)
Total assets	¥1,421,653	100.0	¥1,357,340	100.0	¥64,313

Liabilities and Equity

	Yen in millions
	September 30, 2015		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥91,830		¥52,401		¥39,429
Current portion of long-term debt	12,704		45,485		(32,781)
Trade notes and accounts payable	203,186		194,998		8,188
Accrued expenses	36,604		33,375		3,229
Other current liabilities	43,622		36,689		6,933
Total current liabilities	387,946	27.3	362,948	26.7	24,998

Long-term liabilities:
Long-term debt	183,606		184,612		(1,006)
Accrued pension and severance costs	19,501		19,576		(75)
Other long-term liabilities	37,425		37,105		320
Total long-term liabilities	240,532	16.9	241,293	17.8	(761)

Total liabilities	628,478	44.2	604,241	44.5	24,237

Equity:
Common stock	87,784	6.2	77,071	5.7	10,713
Additional paid-in capital	116,134	8.2	105,459	7.8	10,675
Retained earnings	463,499	32.6	427,641	31.5	35,858

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	117,268		131,332		(14,064)
Net unrealized gains and losses on securities	5,028		7,412		(2,384)
Net gains and losses on derivative instruments	(1,713)		(1,072)		(641)
Pension liability adjustments	(2,855)		(2,844)		(11)
Total accumulated other comprehensive income (loss)	117,728	8.2	134,828	9.9	(17,100)

Treasury stock, at cost	(29)	(0.0)	(27)	(0.0)	(2)
Total Nidec Corporation shareholders’ equity	785,116	55.2	744,972	54.9	40,144
Noncontrolling interests	8,059	0.6	8,127	0.6	(68)
Total equity	793,175	55.8	753,099	55.5	40,076
Total liabilities and equity	¥1,421,653	100.0	¥1,357,340	100.0	¥64,313

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Result for the six months ended September 30

Consolidated Statements of Income

	Yen in millions
	Six months ended September 30				Increase or decrease		Year ended March 31, 2015
	2015		2014
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥587,352	100.0	¥489,511	100.0	¥97,841	20.0	¥1,028,385	100.0
Cost of products sold	453,056	77.2	373,077	76.2	79,979	21.4	786,486	76.5
Selling, general and administrative expenses	47,025	8.0	42,334	8.7	4,691	11.1	85,781	8.3
Research and development expenses	25,421	4.3	22,177	4.5	3,244	14.6	45,179	4.4
Operating expenses	525,502	89.5	437,588	89.4	87,914	20.1	917,446	89.2
Operating income	61,850	10.5	51,923	10.6	9,927	19.1	110,939	10.8

Other income (expenses):
Interest and dividend income	896		1,120		(224)		2,359
Interest expenses	(790)		(741)		(49)		(1,487)
Foreign exchange gain (loss), net	2,422		435		1,987		804
Gain (loss) from marketable securities, net	920		6		914		70
Other, net	(1,889)		(1,205)		(684)		(5,593)
Total	1,559	0.3	(385)	(0.1)	1,944	-	(3,847)	(0.4)
Income before income taxes	63,409	10.8	51,538	10.5	11,871	23.0	107,092	10.4
Income taxes	(15,218)	(2.6)	(13,188)	(2.7)	(2,030)	-	(29,033)	(2.8)
Equity in net income (loss) of affiliated companies	5	0.0	17	0.0	(12)	(70.6)	29	0.0
Consolidated net income	48,196	8.2	38,367	7.8	9,829	25.6	78,088	7.6
Less: Net (income) loss attributable to noncontrolling interests	(574)	(0.1)	(1,654)	(0.3)	1,080	-	(2,073)	(0.2)
Net income attributable to Nidec Corporation	¥47,622	8.1	¥36,713	7.5	¥10,909	29.7	¥76,015	7.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30		Increase or		Year ended
	2015	2014	decrease		March 31, 2015
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥48,196	¥38,367	¥9,829	25.6	¥78,088
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(14,541)	31,461	(46,002)	-	77,753
Net unrealized gains and losses on securities	(2,384)	1,364	(3,748)	-	3,243
Net gains and losses on derivative instruments	(641)	(191)	(450)	-	(1,048)
Pension liability adjustments	(23)	109	(132)	-	(2,534)
Total	(17,589)	32,743	(50,332)	-	77,414
Total comprehensive income (loss)	30,607	71,110	(40,503)	(57.0)	155,502
Less: Comprehensive (income) loss attributable to noncontrolling interests	(85)	(2,103)	2,018	-	(3,037)
Comprehensive income (loss) attributable to Nidec Corporation	¥30,522	¥69,007	¥(38,485)	(55.8)	¥152,465

Result for the three months ended September 30

Consolidated Statements of Income

	Yen in millions
	Three months ended September 30				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Net sales	¥302,311	100.0	¥249,323	100.0	¥52,988	21.3
Cost of products sold	232,205	76.8	189,343	75.9	42,862	22.6
Selling, general and administrative expenses	25,234	8.3	21,690	8.7	3,544	16.3
Research and development expenses	13,767	4.6	11,402	4.6	2,365	20.7
Operating expenses	271,206	89.7	222,435	89.2	48,771	21.9
Operating income	31,105	10.3	26,888	10.8	4,217	15.7

Other income (expenses):
Interest and dividend income	411		559		(148)
Interest expenses	(445)		(344)		(101)
Foreign exchange gain (loss), net	865		761		104
Gain (loss) from marketable securities, net	184		6		178
Other, net	(1,066)		(786)		(280)
Total	(51)	(0.0)	196	0.1	(247)	-
Income before income taxes	31,054	10.3	27,084	10.9	3,970	14.7
Income taxes	(7,057)	(2.4)	(7,015)	(2.8)	(42)	-
Equity in net income (loss) of affiliated companies	(0)	(0.0)	13	0.0	(13)	-
Consolidated net income	23,997	7.9	20,082	8.1	3,915	19.5
Less: Net (income) loss attributable to noncontrolling interests	(170)	(0.0)	(942)	(0.4)	772	-
Net income attributable to Nidec Corporation	¥23,827	7.9	¥19,140	7.7	¥4,687	24.5

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30		Increase or
	2015	2014	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥23,997	¥20,082	¥3,915	19.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(25,957)	40,151	(66,108)	-
Net unrealized gains and losses on securities	(2,001)	683	(2,684)	-
Net gains and losses on derivative instruments	(642)	(383)	(259)	-
Pension liability adjustments	100	127	(27)	(21.3)
Total	(28,500)	40,578	(69,078)	-
Total comprehensive income (loss)	(4,503)	60,660	(65,163)	-
Less: Comprehensive (income) loss attributable to noncontrolling interests	293	(1,572)	1,865	-
Comprehensive income (loss) attributable to Nidec Corporation	¥ (4,210)	¥59,088	¥(63,298)	-

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2015
	2015	2014

Consolidated net income	¥48,196	¥38,367	¥9,829	¥78,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,373	25,373	5,000	53,404
Gain from marketable securities, net	(920)	(6)	(914)	(70)
Gain from sales, disposal or impairment of property, plant and equipment	(78)	(264)	186	(275)
Deferred income taxes	2,345	2,849	(504)	6,523
Equity in net income of affiliated companies	(5)	(17)	12	(29)
Foreign currency adjustments	(596)	441	(1,037)	1,634
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(13,367)	(13,213)	(154)	(20,109)
Increase in inventories	(11,859)	(16,649)	4,790	(29,565)
Increase in notes and accounts payable	9,960	5,963	3,997	10,054
Increase in accrued income taxes	1,895	837	1,058	220
Other	3,676	(2,129)	5,805	(8,000)
Net cash provided by operating activities	69,620	41,552	28,068	91,875

Cash flows from investing activities:
Additions to property, plant and equipment	(47,814)	(24,522)	(23,292)	(58,042)
Proceeds from sales of property, plant and equipment	805	1,644	(839)	3,110
Purchases of marketable securities	(504)	(3)	(501)	(6)
Proceeds from sales or redemption of marketable securities	1,276	14	1,262	68
Acquisitions of business, net of cash acquired	(9,721)	-	(9,721)	(27,343)
Other	(3,280)	(264)	(3,016)	983
Net cash used in investing activities	(59,238)	(23,131)	(36,107)	(81,230)

Cash flows from financing activities:
Increase in short-term borrowings	38,324	23,126	15,198	29,592
Proceeds from issuance of long-term debt	258	73	185	78
Repayments of long-term debt	(12,977)	(18,510)	5,533	(30,104)
Purchases of treasury stock	(25)	(30)	5	(2,159)
Payments for additional investments in subsidiaries	(36)	(110)	74	(292)
Dividends paid to shareholders of Nidec Corporation	(11,764)	(7,585)	(4,179)	(15,859)
Other	(306)	(451)	145	(764)
Net cash provided by (used in) financing activities	13,474	(3,487)	16,961	(19,508)

Effect of exchange rate changes on cash and cash equivalents	(7,152)	14,604	(21,756)	31,025
Net increase in cash and cash equivalents	16,704	29,538	(12,834)	22,162
Cash and cash equivalents at beginning of period	269,902	247,740	22,162	247,740
Cash and cash equivalents at end of period	¥286,606	¥277,278	¥9,328	¥269,902

(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect its valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, NIDEC completed its valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

Consolidated financial statements for the previous year and the three months ended June 30, 2015 also have been retrospectively adjusted to reflect its valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec GPM GmbH (formerly Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt) in the fiscal year ended March 31, 2015. During the three months ended September 30, 2015, NIDEC completed its valuation of such assets and liabilities of Nidec GPM GmbH.

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of companies executed in the fiscal year ending March 31, 2016. These assets and liabilities have been recorded on its consolidated balance sheet based on preliminary management estimation as of September 30, 2015. These evaluations do not have material impacts on NIDEC’s consolidated financial position, results of operations or liquidity.

Subsequent Events

Not applicable.

4. Supplementary Information (Six months ended September 30, 2015) (unaudited)

(1) Quarterly Financial Data for the three months ended September 30, 2015 and June 30, 2015

	Yen in millions
	Three months ended
	June 30, 2015		September 30, 2015
	Amount	%	Amount	%
Net sales	¥285,041	100.0	¥302,311	100.0
Operating income	30,745	10.8	31,105	10.3
Income before income taxes	32,355	11.4	31,054	10.3
Consolidated net income	24,199	8.5	23,997	7.9
Net income attributable to Nidec Corporation	¥23,795	8.3	¥23,827	7.9

Note: Pursuant to ASC 805 “Business Combinations,” the results of operations for the three months ended June 30, 2015 have been retrospectively adjusted.

(2) Information by Product Category

	Yen in millions
	Six months ended September 30, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥222,513	¥276,185	¥53,582	¥32,528	¥2,544	¥587,352	¥-	¥587,352
Intersegment	1,256	2,378	7,076	2,514	960	14,184	(14,184)	-
Total	223,769	278,563	60,658	35,042	3,504	601,536	(14,184)	587,352
Operating expenses	187,987	257,158	52,488	31,425	3,024	532,082	(6,580)	525,502
Operating income	¥35,782	¥21,405	¥8,170	¥3,617	¥480	¥69,454	¥(7,604)	¥61,850

	Yen in millions
	Six months ended September 30, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥190,308	¥218,378	¥45,022	¥32,499	¥3,304	¥489,511	¥-	¥489,511
Intersegment	500	186	2,538	221	3,495	6,940	(6,940)	-
Total	190,808	218,564	47,560	32,720	6,799	496,451	(6,940)	489,511
Operating expenses	160,155	201,340	40,934	30,365	6,497	439,291	(1,703)	437,588
Operating income	¥30,653	¥17,224	¥6,626	¥2,355	¥302	¥57,160	¥(5,237)	¥51,923

	Yen in millions
	Three months ended September 30, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥118,455	¥138,868	¥26,930	¥16,705	¥1,353	¥302,311	¥-	¥302,311
Intersegment	592	2,242	3,894	1,226	475	8,429	(8,429)	-
Total	119,047	141,110	30,824	17,931	1,828	310,740	(8,429)	302,311
Operating expenses	100,953	130,469	26,713	15,926	1,544	275,605	(4,399)	271,206
Operating income	¥18,094	¥10,641	¥4,111	¥2,005	¥284	¥35,135	¥(4,030)	¥31,105

	Yen in millions
	Three months ended September 30, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥100,419	¥108,134	¥22,743	¥16,330	¥1,697	¥249,323	¥-	¥249,323
Intersegment	173	54	1,481	102	1,770	3,580	(3,580)	-
Total	100,592	108,188	24,224	16,432	3,467	252,903	(3,580)	249,323
Operating expenses	85,001	99,547	20,410	15,182	3,290	223,430	(995)	222,435
Operating income	¥15,591	¥8,641	¥3,814	¥1,250	¥177	¥29,473	¥(2,585)	¥26,888

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Spindle motors for HDDs, brushless motors, fan motors, vibration motors, brush motors and motor applications, etc.

(2) Automotive, appliance, commercial and industrial products: Automotive motors and components, home appliance, commercial and industrial motors and related products.

(3) Machinery: Industrial robots, card readers, test systems, pressing machines and power transmission drives, etc.

(4) Electronic and optical components: Switches, trimmer potentiometers, lens units and camera shutters, etc.

(5) Others: Services, etc.

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

4. Basic research and development expenses that were previously included in “Automotive, appliance, commercial and industrial products” category have been reclassified to “Eliminations/ Corporate” category since the three months ended December 31, 2014. Accordingly, the basic research and development expenses for the six months ended September 30, 2014 have been retrospectively reclassified.

(3) Sales by Geographic Segment

	Yen in millions
	Six months ended September 30				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Japan	¥140,069	23.9%	¥134,513	27.5%	¥5,556	4.1%
U.S.A	103,646	17.6%	82,506	16.9%	21,140	25.6%
Singapore	37,625	6.4%	32,292	6.6%	5,333	16.5%
Thailand	52,163	8.9%	39,785	8.1%	12,378	31.1%
Philippines	13,016	2.2%	13,183	2.7%	(167)	(1.3)%
China	139,713	23.8%	112,825	23.0%	26,888	23.8%
Others	101,120	17.2%	74,407	15.2%	26,713	35.9%
Total	¥587,352	100.0%	¥489,511	100.0%	¥97,841	20.0%

	Yen in millions
	Three months ended September 30				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Japan	¥70,461	23.3%	¥68,869	27.6%	¥1,592	2.3%
U.S.A	51,306	17.0%	41,766	16.8%	9,540	22.8%
Singapore	20,553	6.8%	16,085	6.5%	4,468	27.8%
Thailand	27,658	9.1%	20,296	8.1%	7,362	36.3%
Philippines	5,316	1.8%	6,660	2.7%	(1,344)	(20.2)%
China	74,072	24.5%	56,722	22.7%	17,350	30.6%
Others	52,945	17.5%	38,925	15.6%	14,020	36.0%
Total	¥302,311	100.0%	¥249,323	100.0%	¥52,988	21.3%

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Six months ended September 30				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
North America	¥117,726	20.1%	¥92,862	19.0%	¥24,864	26.8%
Asia	297,050	50.6%	249,413	50.9%	47,637	19.1%
Europe	74,149	12.6%	49,798	10.2%	24,351	48.9%
Others	6,067	1.0%	4,683	1.0%	1,384	29.6%
Overseas sales total	494,992	84.3%	396,756	81.1%	98,236	24.8%
Japan	92,360	15.7%	92,755	18.9%	(395)	(0.4)%
Consolidated total	¥587,352	100.0%	¥489,511	100.0%	¥97,841	20.0%

	Yen in millions
	Three months ended September 30				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
North America	¥59,687	19.7%	¥47,325	19.0%	¥12,362	26.1%
Asia	153,830	50.9%	128,107	51.4%	25,723	20.1%
Europe	38,974	12.9%	24,370	9.7%	14,604	59.9%
Others	3,107	1.0%	2,231	0.9%	876	39.3%
Overseas sales total	255,598	84.5%	202,033	81.0%	53,565	26.5%
Japan	46,713	15.5%	47,290	19.0%	(577)	(1.2)%
Consolidated total	¥302,311	100.0%	¥249,323	100.0%	¥52,988	21.3%

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Six months ended September 30		Increase or decrease	Three months ended September 30		Increase or decrease	Year ended March 31, 2015
	2015	2014		2015	2014

Net sales	¥587,352	¥489,511	20.0%	¥302,311	¥249,323	21.3%
Operating income	61,850	51,923	19.1%	31,105	26,888	15.7%
Ratio of operating income to net sales	10.5%	10.6%		10.3%	10.8%
Income before income taxes	63,409	51,538	23.0%	31,054	27,084	14.7%
Ratio of income before income taxes to net sales	10.8%	10.5%		10.3%	10.9%
Net income attributable to Nidec Corporation	47,622	36,713	29.7%	23,827	19,140	24.5%
Ratio of net income attributable to Nidec Corporation to net sales	8.1%	7.5%		7.9%	7.7%
Net income attributable to Nidec Corporation per share-basic	¥160.75	¥133.11		¥80.12	¥69.40
Net income attributable to Nidec Corporation per share-diluted	¥159.57	¥124.85		¥79.84	¥65.09

Total assets	¥1,421,653	¥1,249,209					¥1,357,340
Nidec Corporation shareholders’ equity	785,116	579,156					744,972
Nidec Corporation shareholders’ equity to total assets	55.2%	46.4%					54.9%
Nidec Corporation shareholders’ equity per share	¥2,633.45	¥2,099.90					¥2,533.07

Net cash provided by operating activities	¥69,620	¥41,552					¥91,875
Net cash used in investing activities	(59,238)	(23,131)					(81,230)
Net cash provided by (used in) financing activities	13,474	(3,487)					(19,508)
Cash and cash equivalents at end of period	¥286,606	¥277,278					¥269,902

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

 (2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	239
Number of affiliated companies accounted for under the equity method:	4

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2015	Change from September 30, 2014
Number of companies newly consolidated:	10	14
Number of companies excluded from consolidation:	3	6
Number of companies newly accounted for by the equity method:	1	1
Number of companies excluded from accounting by the equity method:	2	2